SIMPLE MACHINE, LLC

Unaudited Financial Statements For The Year Ended December 31, 2017

February 12, 2018

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Simple Machine, LLC
Phoenix, AZ

We have reviewed the accompanying balance sheet of Simple Machine, LLC as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SIMPLE MACHINE, LLC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ -
Accounts Receivable	-
TOTAL CURRENT ASSETS	-
TOTAL ASSETS	-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	-
MEMBERS' EQUITY	
Contributed Capital	-
Retained Earnings (Deficit)	-
TOTAL MEMBERS' EQUITY	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

SIMPLE MACHINE, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

Operating Income	
Sales, Net	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expense	
General & Adminstrative	-
Advertising	-
	-
Net Income from Operations	-
Net Income	$ -

SIMPLE MACHINE, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	-
Net Cash Flows From Operating Activities		-
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

SIMPLE MACHINE, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

Starting Equity	$	-
Contributions by Members		-
Net Income		-
Distributions to Members		-
Ending Equity	$	-

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Simple Machine, LLC ("the Company") is a limited liability company organized under the laws of the State of Arizona. The Company will operate in several lines of business, including apparel printing and production, and music broadcasting. As of December 31, 2017, the Company had not commenced principal operations. Subsequent to December 31, 2017, the Company acquired Arena Music, LLC, Arena Merchandising, LLC, and the assets of Arena Digital, LLC, all of which shared common management and ownership with the Company. Simple Machine, LLC now operates each company as a wholly owned subsidiary.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company had no operating activity in 2017 and is not obligated to submit a federal income tax return for that year.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- MEMBER LIABILITY

The Company is structured as a limited liability company. As such, the liability of individual members for the debts of the Company is limited to their contributions of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 12, 2018, the date that the financial statements were available to be issued.